UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     On March 31, 2010, Telvent GIT, S.A. (the “Company”) entered into a credit facility agreement (the “Agreement”) with Abengoa, S.A. (“Abengoa”) under which Abengoa made available a revolving credit facility with the maximum borrowing limit of €60,000,000. The outstanding daily balance shall accrue interest at an annual rate of 8.35%. The initial term of the Agreement expires on March 23, 2012, however, if a circumstance for the Agreement’s early termination exists that has not been put right by March 23, 2010 or if the Company draws any funds six months prior to the end of the initial term, then the Agreement automatically extends for an additional two-year term.
     A copy of the English translation of the Agreement is furnished as Exhibit 4 to this Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: April 13, 2010

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4	Credit Facility Agreement, dated March 31, 2010, by and between Telvent GIT, S.A. (as borrower) and Abengoa, S.A. (as lender) (English translation).